Filed by Quinton Cardiology Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Quinton Cardiology Systems, Inc.
Commission File No.: 000-49755

     This filing relates to a proposed business combination between Quinton Cardiology Systems, Inc. (“Quinton”) and Cardiac Science, Inc. (“Cardiac Science”), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 28, 2005, by and among Quinton, Cardiac Science, CSQ Holding Company, Rhythm Acquisition Corporation, and Heart Acquisition Corporation. The following materials will be used for presentations to institutional investors and others in the investment community this week and during the next several weeks relating to the proposed merger of Cardiac Science and Quinton.

Forward Looking Statements

This presentation includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, forward-looking statements include, without limitation, statements related to the expected synergies of the combined companies, the anticipated cost savings resulting from the business combination, the ability of the combined company to achieve significantly greater size and scale, the ability of the combined company to achieve sustainable profitability and to continue to develop competitive new products, the timing of the completion of the proposed business combination, the pro forma combined revenues for the two companies and all other statements related to the future operating results or financial condition of the combined company. Quinton and Cardiac Science have based these forward-looking statements on the current expectations, assumptions, estimates and projections. While Quinton and Cardiac Science believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These risks include: the risk that the combined company may not achieve the benefits expected from the transaction, which may have a material adverse effect on the combined company’s business and could result in loss of key personnel, the risk that the transaction may be completed even though material adverse changes may result from the announcement of the transaction, industry-wide changes and other causes, the risk that the combined company may not be able to develop new competitive products and the risk that the transaction may not be completed or that the closing of the transaction may be delayed due to failure to obtain regulatory or other approvals or the occurrence of a material adverse change in one or both of the parties. These and other important factors, including those discussed in Quinton’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, under the heading “Certain Factors That May Affect Future Results,” and in Cardiac Sciences’ Prospectus dated February 7, 2005, filed pursuant to Rule 424b(3), under the heading “Risk Factors,” may cause the actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

Merger Information

Under the terms of the merger agreement, the parties have formed a new corporation, CSQ Holding Company and with two wholly-owned acquisition subsidiaries that will merge with and into Quinton Cardiology Systems, Inc and Cardiac Science, Inc. respectively. As part of the transaction, Quinton will also merge into CSQ Holding Company. Cardiac Science and Quinton intend to cause CSQ Holding Company to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Quinton Investor Relations at (425) 402-2009.

Cardiac Science and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cardiac Science in connection with the mergers. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding the directors and executive officers of Cardiac Science is also included in the Cardiac Science proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about November 22, 2004. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300.

Quinton and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the mergers. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding these directors and executive officers is also included in Quinton’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 14, 2004. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Quinton by contacting Quinton Investor Relations at (425) 402-2009.

NASDAQ: DFIB

Forward Looking Statements This presentation includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. In particular, forward- looking statements include, without limitation, statements related to the expected synergies of the combined companies, the anticipated cost savings resulting from the business combination, the ability of the combined company to achieve significantly greater size and scale, the ability of the combined company to achieve sustainable profitability and to continue to develop competitive new products, the timing of the completion of the proposed business combination, the pro forma combined revenues for the two companies and all other statements related to the future operating results or financial condition of the combined company. Quinton and Cardiac Science have based these forward-looking statements on the current expectations, assumptions, estimates and projections. While Quinton and Cardiac Science believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These risks include: the risk that the combined company may not achieve the benefits expected from the transaction, which may have a material adverse effect on the combined company's business and could result in loss of key personnel, the risk that the transaction may be completed even though material adverse changes may result from the announcement of the transaction, industry^wide changes and other causes, the risk that the combined company may not be able to develop new competitive products and the risk that the transaction may not be completed or that the closing of the transaction may be delayed due to failure to obtain regulatory or other approvals or the occurrence of a material adverse change in one or both of the parties. These and other important factors, including those discussed in Quinton's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, under the heading "Certain Factors That May Affect Future Results," and in Cardiac Sciences' Prospectus dated February 7, 2005, filed pursuant to Rule 424b(3), under the heading "Risk Factors," may cause the actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward- looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments. 3

Merger Information Under the terms of the merger agreement, the parties have formed a new corporation, CSQ Holding Company and with two wholly-owned acquisition subsidiaries that will merge with and into Quinton Cardiology Systems, Inc and Cardiac Science, Inc. respectively. As part of the transaction, Quinton will also merge into CSQ Holding Company. Cardiac Science and Quinton intend to cause CSQ Holding Company to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cardiac Science by contacting Cardiac Science Investor Relations at (949)-474-4300. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Quinton Investor Relations at (425) 402-2009. Cardiac Science and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cardiac Science in connection with the mergers. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding the directors and executive officers of Cardiac Science is also included in the Cardiac Science proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about November 22, 2004. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300. Quinton and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the mergers. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding these directors and executive officers is also included in Quinton's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 14, 2004. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Quinton by contacting Quinton Investor Relations at (425) 402- 2009. 5

Strategic Merger Combine Cardiac Science and Quinton Cardiology Systems Provide leading cardiology devices in multiple markets Achieve significant revenue growth and cost savings Structure balance sheet to enhance flexibility and sustainability Create medical technology growth company capable of delivering long term value 7

Merger Highlights Continued focus on the management of cardiac disease Attractive blend of higher growth and more predictable revenue streams Enhanced distribution access to U.S. medical and international markets Complementary technology development and service/education activities Estimated $10 million in annual operating cost savings Elimination of $9 million in interest expense Anticipated post-merger cash tax benefits of at least $4 million annually Significantly stronger balance sheet with no debt 9

Deal Points STRUCTURE Exchange of stock with new corporate entity named Cardiac Science Corporation 22.3 million shares will be issued and outstanding at close EXCHANGE RATIOS Q shareholders to receive 0.77 share for each current share CS shareholders to receive 0.10 share for each current share Same exchange ratios applied to outstanding options and warrants ELIMINATION OF DEBT AND WARRANTS CS note holders to exchange $61 million of principal and accrued interest plus 13.4 million warrants for $20 million in cash and $53.75 million of new Cardiac Science Corporation common stock, representing ~ 13 percent of the new entity OWNERSHIP CS shareholders and note holders will own ~ 51 percent of the combined company Q shareholders will own ~ 49 percent of the combined company CLOSE DATE S-4 to be filed in mid-March Expected close in Q3 '05 Upon approval will trade on Nasdaq under DFIB ticker 11

Cardiac Science

- Manufacturer and marketer of a complete line of automatic public-access (AEDs) and other defibrillators, supplies and services
- AED market is significantly under penetrated. Annual demand of $275M in 2005 is expected to triple by 2010
- Hospital defibrillator market represents over $300M in annual demand. CS will enter this space in Q2 05
- Innovative technology with significant patent portfolio
- 55-person domestic sales force covering public places, and strong international distribution capability in over 50 countries accounting for ~ 40% of 2004 revenue
- Powerheart® brand represents an estimated 25% of all AEDs sold worldwide, and is believed to be # 2 in US, and # 1 in Japan and the U.K.
- Training services business provides competitive advantage in the fast growing corporate workplace market

CARDIAC SCIENCE
QUINTON CARDIOLOGY

Quinton Cardiology Systems Manufacturer and marketer of diagnostic cardiology devices, supplies and services Large $1 billion plus annual demand in this market Strong U.S. distribution, with 55-person sales organization covering hospitals and physician's offices, and international distribution in over 90 countries Quinton(r) and Burdick(r) brands have several market leading positions Substantial recurring revenue from supplies and service Solid record of consistently improving results Management with track record of value creation and successful merger integration 15

New Company Focused medical technology growth company with a broad range of non-invasive cardiology devices Fast growing markets with $2 billion plus potential annual demand Leading positions in multiple products - Automatic Defibrillators, Electrocardiographs, Stress Test Systems, Holter Monitors, Cardiac Rehab Systems, and Cardiology Management Global sales network for hospitals, physician's offices and public access markets. Over 100 sales people in U.S., over 200 field service/educator personnel, dealers in over 90 countries, and multiple national distribution partners Highly regarded Burdick(r), Quinton(r), and Powerheart(r) brands Installed base greater than 150,000 units Innovative technology and significant patent portfolio Experienced and capable combined management team 17

Locations Headquarters - Bothell, WA Manufacturing - Deerfield, WI and Shanghai, China Product Development - Lake Forest, CA International Sales - Manchester, UK and Copenhagen, Denmark 19

Heart disease: A significant problem 1 Source: American Heart Association 2 Cardiovascular Health Branch, National Center for Chronic Disease Prevention and Health Promotion, Centers for Disease Control and Prevention. Circulation. 2001;104:2158-2163. 21 FACTS Estimated cost of treating heart disease is $226 billion, representing approximately 13% of domestic healthcare spending1 Over 64 million people in the U.S. alone have active or developing heart disease1 Sudden Cardiac Arrest (SCA) is the #1 cause of death in the US, resulting in 465,000 (36% of) deaths annually. Only 1/3 of incidents occur in hospitals2 TRENDS Aging population, and advances in drugs, surgeries and implantable devices, suggest increasing demand for cardiology systems State and Federal legislation mandating deployment is driving adoption and creating awareness of the need for AEDs

Large, Growing Markets 23 * Sources: Frost & Sullivan and management estimates Annual Demand approaching $2 billion*

Broad Range of Devices Broad Range of Devices Cardiology Mgmt Cardiac Rehab Stress Testing 25 Resting ECG Hospital Defibrillation Holter Monitoring

Strong Respected Brands Quinton(r) and Burdick(r) brands represent over 100 years of combined leadership in cardiology Powerheart(r) brand accounts for an estimated 25% of all AEDs purchased worldwide Worldwide installed base together exceeds 150,000 systems 27

Innovative Technology Software algorithms for analyzing the electrical activity of the heart are the basis for cardiology monitoring and defibrillator devices Engineering teams have specific expertise in software development, data management, signal processing, electrical systems and high voltage waveforms Products are designed to be easy-to-use, cost-effective and clinically superior Technology base enables expansion into cardiology management systems and traditional hospital external defibrillators, as well as related areas 29

Distribution Partners 31

Growth Strategy ORGANIC Increase domestic market share for all products through innovation and defibrillator sales through enhanced access to the medical market Expand diagnostic cardiology and defibrillator sales internationally Exploit connectivity and data management opportunities Leverage strategic alliances ACQUISITIONS Focus on cardiology-related systems and services Expand product, technology and clinical options Enhance distribution and service capabilities Be accretive within reasonable period 33

Financial Guidance Expected pro forma 2005 revenue $170 -180 million Anticipated double-digit revenue growth Immediately profitable and cash flow positive, excluding one-time merger related costs and integration expenses Combined 2006 profits and cash flows expected to be higher than if operating independently $10 million in operating cost savings $9 million in interest expense elimination $4 million in anticipated cash tax benefits $3 - 4 million of estimated intangibles amortization 35

Some of our Customers...... 37

Summary 39 Fast growing markets with $2 billion plus potential annual demand Leading positions in multiple products Global sales network for hospitals, physician's offices and public access markets. Highly regarded Burdick(r), Quinton(r), and Powerheart(r) brands Installed base greater than 150,000 units Innovative technology and significant patent portfolio Substantial annual operating cost, interest and cash tax savings Significantly stronger balance sheet with no debt Experienced and capable combined management team Merger creates a focused medical technology growth company with a broad range of non-invasive cardiology devices

www.cardiacscience.com www.quinton.com NASDAQ: DFIB NASDAQ: QUIN Rev 03/05